Exhibit 99.1

AVOLON HOLDINGS LIMITED

ANNUAL MEETING OF SHAREHOLDERS

July 29, 2015

Report of Voting Results

The following sets forth the matters voted on at the Annual Meeting of Shareholders of Avolon Holdings Limited (“Avolon”) held on July 29, 2015. The full text of each resolution was included in the Notice of the Annual Meeting of Shareholders, circulated to shareholders on June 29, 2015, which is also available on the Investors section of the Avolon website at: http://investors.avolon.aero/.

All resolutions were carried as follows:

Number	Resolution	For	Against
1	Re-Election of Directors:
a	Denis J Nayden	70,991,856	2,962,735
b	Caspar Berendsen	70,991,856	2,962,735
c	Hamid Biglari	73,933,201	21,390
d	Margaret Cannella	73,649,295	305,296
e	Maxim Crewe	71,293,252	2,661,339
f	John Higgins	71,307,694	2,646,897
g	Douglas M. Kaden	70,991,856	2,962,735
h	Gary L. Perlin	73,933,200	21,391
i	Peter Rutland	70,991,856	2,962,735
j	Kamil Salame	70,991,856	2,962,735
k	Dómhnal Slattery	71,310,100	2,644,491

For	Against	Abstain
2	The ratification of KPMG as the Avolon independent auditor for the fiscal year ending December 31, 2015.	73,819,585	135,005	1